Mail Stop 6010

October 13, 2006

Chene Gardner
Chief Executive Officer
Secure Netwerks, Inc.
10757 South River Front Pkwy, Suite 125
South Jordan, Utah 84095

Re: Secure Netwerks, Inc.
Amendment No. 1 to the Form 10-SB12G
Filed on September 26, 2006
File No. 1-32946

Dear Mr. Gardner:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-SB12G/Amendment No. 1

General

1.   In your next amendment, please update the disclosure information as of a recent date.

Item 1. Description of Business, page 1

2.   We note your response to comment 6 and your revised disclosure that you do not have a written agreement with Synerteck, Inc., a strategic partner of yours. Please

expand your description to include how long you have maintained a relationship with Synerteck and discuss your payment arrangements. Do you pay Synerteck a flat fee for a referral or a fee based on your expected revenue from a job they refer? What percentage of your clients were referred by Synerteck?

3. Please revise the discussion of your subscription to Amerilist to disclose whether you have a referral agreement with Amerilist and the payment terms of the agreement/arrangement. Since you have received 40% to 50% of your clients through this relationship, it appears that you are substantially dependent on it. If there is a written agreement, please file it as an exhibit.

4. Please provide more information about your arrangement with Power4Financial, including payment arrangements.

Our Approach, page 1

5. We note your response to comment 12 and reissue the comment in part. To the extent you have any agreements with any consultants that you believe are material, please file the agreement and provide a description of the material terms of the agreement. If you do not maintain any agreements with your consultants, please supplementally let us know.

Principal Suppliers, page 3

6. We note your response to comment 16 and your revised disclosure that you have agreements with your principal suppliers. Please file these agreements as exhibits and provide descriptions of these agreements in your document. If you do not believe you are substantially dependent on these agreements, please provide us with an analysis explaining why not and include in your analysis whether you would be able to find alternative suppliers with similar terms and conditions if you terminated your relationship with any of your principal suppliers.

Risk Factors, page 5

7. We note your response to comment 25. However, we are unable to locate the revisions you made in response to this comment, other than complete deletion of the risk factor that was formerly entitled "You may not agree with the decisions of our management team." Please explain to us why you deleted this risk factor and why you no longer believe that such risk factor is material information to potential investors.

"Our Chief Executive Does Not Work Exclusively for Secure Netwerks . . . .," page 6

8. We note your response to comment 24 and reissue the comment in part. Please indicate approximately how much time he spends working for your company as opposed to his other positions at other companies.

"Our Business is Inherently Risky Because of Fluctuations in Cash Receipts . . . ." page 6

9. We note your response to comment 27 and your revised disclosure. Please revise this risk factor to indicate that you have periodically experienced cash flow difficulties and please also include your accumulated deficit to date.

Results of Operations, page 11

10. For each line item discussed, please expand your disclosure to include the factors that cause the amount to change between interim periods in addition to the periods ending December 31.

Off-Balance Sheet Arrangements, page 13

11. We note your response to comment 41 and your revised disclosure that you are obligated to make computer equipment leases payments until December 31, 2006. Please indicate if you plan to renew this agreement, or will you be finding another vendor?

Related Party Transactions, page 13

12. We note your response to comment 42 and reissue the comment. Please combine this section with "Item 7. Certain Relationships and Related Transactions."

Item 5. Directors, Executive Officers, Promoters and Control Persons, page 16

13. We note your response to comment 46 and reissue the comment in part. Please indicate when he was appointed Chief Executive Officer.

Statements of Stockholders' Deficit, page 29

14. We note your response to comment 51 from our letter dated August 8, 2006. Although your response references addition disclosure on page 28, we did note any revisions to your filing in response to this comment. We repeat our comment 51 in its entirety.

Statements of Cash Flows, page 30

15. The sum of the individual cash flows from operating activities for the period from inception on February 4, 2004 through December 31, 2004 does not agree with

your total net cash provided by operating activities. Please revise your cash flow accordingly.

g. Revenue Recognition, page 33

16. Please disclose the amount of the provision for returns and discounts for each period presented and your accounting policy for determining the amount of returns and discounts.

Exhibit 23

17. Please furnish a currently dated and signed consent from your independent accountants in the amendment for which you will request effectiveness. Refer to Item 601(b)(23) of Regulation S-B.

*   *   *

You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please furnish your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Dana Hartz at (202) 551- 3648 or Joseph Roesler, Accounting Branch Chief at (202) 551-3628 if you have questions regarding comments on the financial statements and related matters. Please contact Song Brandon at (202) 551-3621, Suzanne Hayes, Legal Branch Chief at (202) 551-3675 or me at (202) 551-3710 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: John Thomas, Esq.
        10757 South River Front Parkway
        Suite 125
        South Jordan, Utah 84095